

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2018

Laurance Roberts
Chief Financial Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626

>   **Re: El Pollo Loco Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 27, 2017**
>   **Filed March 9, 2018**
>   **Form 10-Q for the Quarterly Period Ended June 27, 2018**
>   **Filed August 3, 2018**
>   **Form 8-K Furnished August 3, 2018**
>   **File No. 001-36556**

Dear Mr. Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 35

1.   Refer to your paragraph discussion of Restaurant Contribution and Restaurant Contribution Margin on page 36. As these key performance indicators are also non-GAAP measures, your tabular reconciliation should begin with the most directly comparable GAAP measure of operating income, rather than Company-operated restaurant revenue. Please revise accordingly. See Question 102.10 of the Staff's Compliance & Disclosure Interpretations of NonGAAP Financial Measures, updated

April 4, 2018 and Item 10(e)(1)(i)(A) of Regulation S-K. In addition, please expand your narrative discussion to clearly indicate the nature of the costs being excluded from restaurant contribution, that the measure is not indicative of overall results for the Company, and that restaurant contribution margin does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. See Item 10(e)(1)(i)(C) of Regulation S-K.

Note 15. Quarterly Results of Operations (Unaudited), page 82

2.   We note that your table of quarterly financial information includes disclosure of restaurant contribution margin. As this is considered a non-GAAP financial measure, please revise to remove its disclosure from your notes to the financial statements. See Item 10(e)(1)(ii)(C) of Regulation S-K.

Form 10-Q for the Quarter Ended June 27, 2018

Note 10. Revenue From Contracts With Customers, page 22

3.   We note your disclosure on page 15 that rental income for leases and subleases to franchisees are outside of the scope of the revenue standard and are within the scope of lease guidance.We also note from your disclosure in Note 10 that Franchise revenue consists of franchise royalties, initial franchise fees, license fees due from franchisees, IT support services, and rental income for leases and subleases to franchisees. Please revise to disclose the amount of revenue recognized from contracts with customers separately from other sources of revenue, such as revenue from leases. See guidance in ASC 606-10-50-4(a).

Form 8-K Furnished August 3, 2018

Exhibit 99.1 Earnings Release, page 2

4.   We note that in the 2018 Outlook section, you disclose 2018 expected pro forma diluted net income per share and a range for expected Adjusted EBITDA. Please revise to include a reconciliation of these non-GAAP financial measures to the projected GAAP measures, or alternatively include the disclosures required under Item 10(e)(1)(i)(B) of Regulation S-K if relying on the "unreasonable efforts" exception. See Question 102.10 of the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure